UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Dover Motorsports, Inc.

(Name of Subject Company)

SPEEDCO II, INC.,

(Offeror)

SPEEDWAY MOTORSPORTS, LLC, and

(Parent of Offeror)

SONIC FINANCIAL CORPORATION

(Indirect and Ultimate Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.10 per share

(Title of Class of Securities)

260174107

(CUSIP Number of Class of Securities)

Class A common stock, par value $0.10 per share

(Title of Class of Securities)

260174DM

(CUSIP Number of Class of Securities)

J. Cary Tharrington, IV

Executive Vice President, Secretary and General Counsel

Speedway Motorsports, LLC

5401 East Independence Boulevard

Charlotte, North Carolina 28212

Tel: (704) 455-3239

(Name, address and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

With a copy to:

James N. Greene III, Esq.

Parker Poe Adams and Bernstein LLP

620 South Tryon Street, Suite 800

Charlotte, North Carolina 28202

Tel: (704) 372-9000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$131,489,164	$12,190
*

Calculated solely for purposes of determining the filing fee. The transaction value was calculated by adding (a) 17,913,616 shares of issued and outstanding common stock, par value $0.10 (the “Common Stock”), of Dover Motorsports, Inc., a Delaware corporation (“Dover”), which includes 509,200 shares of restricted stock, and (b) 18,509,975 shares of issued and outstanding class A common Stock, par value $0.10 (the “Class A Stock”, and together with the Common Stock, the “Shares”), of Dover multiplied by the offer price of $3.61 per Share. The calculation of the filing fee is based on information provided by Dover as of November 23, 2021.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2022 issued August 23, 2021, by multiplying the transaction value by 0.0000927.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Speedco II, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Speedway Motorsports, LLC, (“Speedway”), a Delaware limited liability company and an indirect wholly owned subsidiary of Sonic Financial Corporation (“SFC”), a North Carolina corporation for any and all of the outstanding shares of (i) common stock, par value $0.10 per share (“Common Stock”), and (ii) class A common stock, par value $0.10 per share (“Class A Stock”, and together with the Common Stock, the “Shares”) of Dover Motorsports, Inc., a Delaware corporation (“Dover”), at a price of $3.61 per Share, without interest, net to the seller in cash, and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 23, 2021 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”, a copy of which is attached hereto as Exhibit (a)(1)(B), and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference to the extent stated herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name, address and telephone number of the subject company’s principal executive offices are as follows:

Dover Motorsports, Inc.

1131 North DuPont Highway

Dover, Delaware 19901

(302) 883-6500

(b) Securities. The information set forth in the Offer to Purchase under “Introduction” and Section 6—“Price Range of Shares; Dividends” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offer to Purchase under Section 6—“Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. This Schedule TO is filed by Purchaser, Speedway and SFC. The information set forth in the Offer to Purchase under “Summary Term Sheet”, Section 8—“Certain Information Concerning Purchaser, Speedway and SFC” and Schedule I—“Information Relating to Purchaser, Speedway and SFC” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

Summary Term Sheet

Introduction

Section 1—“Terms of the Offer”

Section 2—“Acceptance for Payment and Payment for Shares”

Section 3—“Procedures for Accepting the Offer and Tendering Shares”

Section 4—“Withdrawal Rights”

Section 5—“Certain United States Federal Income Tax Consequences”

Section 10—“Background of the Offer; Past Contacts or Negotiations with Dover”

Section 11—“The Merger Agreement; Other Agreements”

Section 12—“Purpose of the Offer; Plans for Dover”

Section 13—“Certain Effects of the Offer”

Section 15—“Conditions of the Offer”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

Summary Term Sheet

Introduction

Section 8—“Certain Information Concerning Purchaser, Speedway and SFC”

Section 10—“Background of the Offer; Past Contacts or Negotiations with Dover”

Section 11—“The Merger Agreement; Other Agreements”

Section 12—“Purpose of the Offer; Plans for Dover”

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

Summary Term Sheet

Introduction

Section 8—“Certain Information Concerning Purchaser, Speedway and SFC”

Section 10—“Background of the Offer; Past Contacts or Negotiations with Dover”

Section 11—“The Merger Agreement; Other Agreements”

Section 12—“Purpose of the Offer; Plans for Dover”

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under Section 12—“Purpose of the Offer; Plans for Dover” is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference:

Summary Term Sheet

Introduction

Section 10—“Background of the Offer; Past Contacts or Negotiations with Dover”

Section 11—“The Merger Agreement; Other Agreements”

Section 12—“Purpose of the Offer; Plans for Dover”

Section 13—“Certain Effects of the Offer”

Section 14—“Dividends and Distributions”

Item 7.	Source and Amount of Funds or Other Consideration.

(a), (b) and (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Offer to Purchase under “Summary Term Sheet” and Section 9—“Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a), (b) Securities Ownership; Securities Transactions. The information set forth in the Offer to Purchase under Section 8—“Certain Information Concerning Purchaser, Speedway and SFC” and Schedule I—“Information Relating to Purchaser, Speedway and SFC” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under “Summary Term Sheet”, Section 10—“Background of the Offer; Past Contacts or Negotiations with Dover” and Section 17—“Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following headings is incorporated herein by reference.

Summary Term Sheet

Section 8—“Certain Information Concerning Purchaser, Speedway and SFC”

Section 10—“Background of the Offer; Past Contacts or Negotiations with Dover”

Section 11—“The Merger Agreement; Other Agreements”

Section 12—“Purpose of the Offer; Plans for Dover”

Section 13—“Certain Effects of the Offer”

Section 16—“Certain Legal Matters; Regulatory Approvals”

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated November 23, 2021.

(a)(1)(B)*	Letter of Transmittal, dated November 23, 2021.

(a)(1)(C)*	Notice of Guaranteed Delivery, dated November 23, 2021.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 23, 2021.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 23, 2021.

(a)(1)(F)*	Summary Advertisement, as published in the Wall Street Journal on November 23, 2021.

(a)(5)(A)	Joint press release issued by Speedway Motorsports, LLC, and Dover Motorsports, Inc., dated November 8, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K by Dover Motorsports, Inc., filed on November 9, 2021).

(b)(1)*	Second Amended and Restated Credit Agreement, dated as of September 17, 2019, by and among Speedway and Speedway Funding LLC, as borrowers, certain subsidiaries of Speedway, as guarantors, and Bank of America N.A., as a lender and as agent for the other lenders thereunder, as amended by Amendment No. 1 thereto, dated as of August 25, 2020, Amendment No. 2 thereto, dated as of May 12, 2021, and Amendment No. 3 thereto, dated as of November 19, 2021.

(d)(1)	Agreement and Plan of Merger, dated as of November 8, 2021 by and among Speedway Motorsports, LLC, Speedco II, Inc., and Dover Motorsports, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Dover Motorsports, Inc. filed on November 9, 2021).

(d)(2)	Tender and Support Agreement, dated as of November 8, 2021, by and among Speedway Motorsports, LLC, Speedco II, Inc., Henry B. Tippie, individually and as trustee of the RMT Trust, Jeffrey W. Rollins, Gary W. Rollins, the RMT Trust, Mike Tatoian, Tim Horne, Tom Wintermantel, Denis McGlynn, Louise McGlynn, Patrick Bagley, Nevada Oversight, Inc. as trustee of the Marital Trust held under the R. Randall Rollins 2012 Trust, and Radcliffe Hastings (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Dover Motorsports, Inc. filed on November 9, 2021).

(d)(3)*	Confidentiality Agreement, dated July 20, 2021, by and between Dover Motorsports, Inc. and Speedway Motorsports, LLC.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SPEEDWAY MOTORSPORTS, LLC

By:	/s/ William R. Brooks
	Name:	William R. Brooks
	Title:	Vice Chairman, Chief Financial Officer and Treasurer

SPEEDCO II, INC.

By:	/s/ William R. Brooks
	Name:	William R. Brooks
	Title:	Vice Chairman, Chief Financial Officer and Treasurer

SONIC FINANCIAL CORPORATION

By:	/s/ William R. Brooks
	Name:	William R. Brooks
	Title:	Vice President and Chief Financial Officer

Dated: November 23, 2021